UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Unit 901-903, 9/F

Harbour Centre, 25 Harbour Road

Wan Chai

Hong Kong
(Address of principal executive office)

Registrant’s phone number, including area code
+(852) 2820-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

On December 13, 2021, Lion Group Holding Ltd. entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with ATW Opportunities Master Fund, L.P. (the “Purchaser”), pursuant to which the Company received net proceeds of $3,800,000 in consideration of the issuance of:

●	Series B Convertible Preferred Shares (the “Series B Convertible Preferred Shares”) with a stated value of $4,000,000; and

●	a 5-year warrant to purchase 2,285,715 American Depositary Shares (“ADS”) (the “Series G Warrant”) of the Company until on or prior to 5:00 p.m. (New York City time) on December 13, 2026 at an exercise price of $2.50 per ADS.

The transactions contemplated under the Securities Purchase Agreement closed on December 13, 2021. The Company intends to use the proceeds from the issuance of the Series B Convertible Preferred Shares and the Series G Warrant for working capital purposes.

The Series B Convertible Preferred Shares bears dividends at a rate of 8% per annum if paid in cash or 12% per annum if paid in ADSs, payable quarterly beginning on the first such date after the closing date, and is convertible into the ADSs, beginning after its original date of issuance at an initial conversion price of $1.75 per share or 90% of the lowest daily volume-weighted average price during the 10 consecutive trading days prior to the conversion date. Dividends are payable quarterly in cash, or the Company may pay accrued interest in its ADSs.

The Warrants contain provisions permitting cashless exercise subject to certain conditions.

On the third anniversary of the original issue date, the Company shall redeem, at the option of the holder, all of the then outstanding Series B Convertible Preferred Stock, for an amount in cash equal to the sum of (a) 100% of the aggregate cash investment and (b) accrued but unpaid dividends due in respect of the Preferred Stock.

The Series B Convertible Preferred Shares and the Warrants contain conversion limitations providing that a holder thereof may not convert the Series B Convertible Preferred Shares or exercise the Warrants to the extent (but only to the extent) that, if after giving effect to such conversion or exercise, the holder or any of its affiliates would beneficially own in excess of 4.99% the ordinary shares immediately after giving effect to such conversion or exercise. A holder may increase or decrease its beneficial ownership limitation upon notice to the Company provided that in no event such limitation exceeds 9.99%, and that any increase shall not be effective until the 61st day after such notice. The Series B Convertible Preferred Shares and Warrants contain a “full ratchet” anti-dilution provision which would reduce the respective conversion price or exercise price to the effective price at which any future securities are sold.

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) to file with the Securities and Exchange Commission a Registration Statement covering the resale of all of the registrable securities under the Registration Rights Agreement.

The Company has also granted the Purchaser a 24-month right to participate in specified future financings, up to a level of 30%.

The Series B Convertible Preferred Shares were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Purchaser is an accredited investor which has purchased the securities as an investment in a private placement that did not involve a general solicitation. The ADSs to be issued upon conversion of the Series B Convertible Preferred Shares and the exercise of the Warrants have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The Series A Convertible Preferred Stock and the Series D, Series E, and Series F American Depositary Shares Purchase Warrants issued on February 18, 2021 (collectively, the “February 2021 Securities”) contained a “full ratchet” anti-dilution provision which would reduce the respective conversion price or exercise prices to the effective price at which any future securities are sold (the “Provision”). As part consideration of entering into the Securities Purchase Agreement, the Purchaser agreed to waive such the Provision and set the conversion price and exercise prices as follows: (i) the conversion price of the Series A Preferred Stock will be adjusted to the lower of $1.75 or 90% of the lowest daily volume-weighted average price in the last 10 trading days prior to conversion; (ii) the exercise price of the Series D Warrants will be adjusted to $2.50; (iii) the exercise price of the Series E Warrants will be adjusted to $2.00; and (iv) the exercise price of the Series F Warrants will be adjusted to $2.50.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the Series B Convertible Preferred Shares, the Series G Warrant and the Registration Rights Agreement attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4 , respectively, each of which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement dated December 13, 2021.
10.2	Form of Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Shares.
10.3	Form of Series G American Depositary Shares Purchase Warrant.
10.4	Form of Registration Rights Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2021	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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